UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 2)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

ALBIREO PHARMA, INC.

(Name of Subject Company)

ALBIREO PHARMA, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

01345P106
(CUSIP Number of Class of Securities)

Ronald H.W. Cooper
President and Chief Executive Officer
Albireo Pharma, Inc.
53 State Street, 19th Floor
Boston, MA 02109
(857) 254-5555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Krishna Veeraraghavan, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
(212) 373-3000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☐

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 23, 2023 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Albireo Pharma, Inc., a Delaware corporation (“Albireo”). The Schedule 14D-9 relates to the tender offer by (i) Ipsen Biopharmaceuticals, Inc., a Delaware corporation (“Ipsen”), (ii) Anemone Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Ipsen (“Purchaser”), (iii) Ipsen Pharma SAS, a French société par actions simplifiée (“Guarantor”), and (iv) Ipsen S.A., a French société anonyme (“Ipsen SA”) to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of Albireo (the “Shares”), pursuant to the Agreement and Plan of Merger, dated as of January 8, 2023, among Ipsen, Purchaser, Albireo and, solely for the purposes of Sections 9.5, 9.6, 9.8 and 9.11 thereunder, Guarantor (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”) at a price of (i) $42.00 per Share, to be paid to the holder in cash, without interest and subject to any withholding of taxes required by applicable legal requirements and (ii) one non-transferable contractual contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $10.00 per Share, net to the holder in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, upon the achievement of the milestone set forth in the Contingent Value Rights Agreement, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on January 23, 2023 by Ipsen, Purchaser, Guarantor and Ipsen SA.

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 2.	Identity and Background of Filing Persons.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by replacing the ninth full paragraph under the subsection entitled “ –Tender Offer” containing the definition of “Expiration Date” on p. 3 in its entirety with the following:

“On February 21, 2023, Purchaser extended the expiration of the Offer. The Offer was previously scheduled to expire at one minute following 11:59 p.m., Eastern Time, on February 21, 2023. The expiration time of the Offer and withdrawal rights has been extended to 11:59 p.m., Eastern Time, on March 1, 2023 (the “Expiration Date”, unless Purchaser has extended or earlier terminated the period during which the Offer is open in accordance with the Merger Agreement (as defined below), in which event, “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire). Computershare Trust Company, N.A., the depositary and paying agent for the Offer has advised Purchaser that, as of 6:00 p.m., Eastern Time, on February 21, 2023, approximately 13,229,445 Shares had been validly tendered into and not validly withdrawn from the Offer, representing approximately 63% of Shares outstanding as of January 20, 2023.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second full paragraph under the subsection entitled “ – Stockholder Approval Not Required” on p. 38 in its entirety with the following:

“If Purchaser acquires, pursuant to the Offer, a number of Shares that, when considered together with all other Shares (if any) otherwise beneficially owned by Ipsen or any of its wholly owned subsidiaries (including Purchaser), represent at least one more than 50% of the total number of Shares outstanding at 11:59 p.m., Eastern Time, on March 1, 2023 (the “Minimum Condition”), Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL without a vote by our stockholders.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating the subsection entitled “–Legal Proceedings” in its entirety as follows:

“Since the Schedule 14D-9 was filed, five complaints have been filed by purported stockholders of Albireo in either the United States District Court for the Southern District of New York or for the District of Delaware,: O’Dell v. Albireo Pharma, Inc., et al., No. 1:23-cv-00566 (S.D.N.Y.) (the “O’Dell Action”), Finger v. Albireo Pharma, Inc., et al., No. 1:23-cv-00596 (S.D.N.Y.) (the “Finger Action”), DiMarco v. Albireo Pharma, Inc., et al., No. 1:23-cv-00610 (S.D.N.Y.) (the “DiMarco Action”), Jenkins v. Albireo Pharma, Inc., et al., No. 1:23-cv-00096-UNA (D. Del.) (the “Jenkins Action”), and Ryan v. Albireo Pharma, Inc., et al., No. 1:23-cv-00744 (S.D.N.Y.) (the “Ryan Action”) (collectively, the “Actions”). Additional lawsuits may be filed.

The Actions generally allege that Albireo and its directors violated federal securities laws by failing to disclose certain allegedly material information in the Schedule 14D-9 that was filed on January 23, 2023. The Actions assert claims under Sections 14(d), 14(e), and 20(a) of the Exchange Act and related provisions. The Actions seek, among other things, to enjoin or rescind the proposed transaction contemplated by the Merger Agreement and request an award of attorneys’ and experts’ fees and damages in unspecified amounts.

The Company has also received eight demand letters from purported stockholders (the “Demand Letters”). The Demand Letters generally make similar allegations as in the Actions and demand that certain additional information be disclosed in a supplement to the Schedule 14D-9.

The Company believes that the disclosures set forth in the Schedule 14D-9 comply fully with all applicable law, and it denies all allegations in the Actions and Demand Letters that any additional disclosure was or is required or material. The Company intends to defend the Actions and any actions arising from the Demand Letters vigorously.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second full paragraph under the subsection entitled “ –Antitrust Compliance” on p. 42 in its entirety with the following:

“Under the HSR Act, the purchase of Shares may be completed following the expiration of a 30-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless Ipsen receives a Request for Additional Information and Documentary Material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. Ipsen and Albireo each filed their Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on January 30, 2023, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 pm ET on Wednesday, March 1, 2023, unless earlier terminated by the FTC and the Antitrust Division, Ipsen pulls and refiles its Premerger Notification and Report Form under 16 C.F.R. §803.12, or the parties receive a Request for Additional Information or Documentary Material. Expiration or termination of the HSR Act’s waiting period is a condition to the consummation of the Offer.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fourth full paragraph under the subsection entitled “ –Antitrust Compliance” on p. 42 in its entirety with the following:

“German Antitrust Laws. The Act Against Restraints of Competition requires the parties to file a notification with the Federal Cartel Office (“FCO”) and provides that the acquisition of Shares pursuant to the Offer may not be consummated unless the FCO notifies Ipsen that the conditions for a prohibition of the concentration are not satisfied or a one-month waiting period from the submission of the complete notification has expired without the FCO notifying the parties in writing that it has initiated an in-depth investigation. On February 9, 2022, the FCO notified Parent that the conditions for a prohibition of the concentration have not been satisfied and that the Transaction can be implemented under German antitrust law. Accordingly, the condition to the Offer relating to obtaining approval under the Act Against Restraints of Competition has been satisfied.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(M)*	Press Release issued by Ipsen SA on February 22, 2023 announcing extension of the Offer.

*       Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALBIREO PHARMA, INC.

By:	/s/ Ronald H.W. Cooper
	Name:	Ronald H.W. Cooper
	Title:	President and Chief Executive Officer

Dated: February 22, 2023